Chemin des Aulx, 12 1228 Plan-les-Ouates Geneva, Switzerland	VIA EDGAR

November 16, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Irene Paik

Re:	ObsEva SA
Registration Statement on Form F-1
File No. 333-221462

Acceleration Request

Requested Date:	Monday, November 20, 2017
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on November 20, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Divakar Gupta, Ryan Sansom, Mark Ballantyne or Esther Cho of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Ballantyne of Cooley LLP, counsel to the Registrant, at (703) 456-8084.

Very truly yours, ObsEva SA

By:	/s/ Timothy Adams
Timothy Adams Chief Financial Officer

cc:	Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP